KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

September 24, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Assistant Director

Re:	Jarden Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Commission File No. 001-13665

Dear Ms. Ransom:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated August 27, 2014 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the responses of Jarden Corporation (the “Company”) to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Exhibit B hereto the acknowledgment of the Company as required by the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosures

cc:	John E. Capps, Esq. (Jarden Corporation)

Exhibit A

Responses of Jarden Corporation to the

Commission Staff Comment Letter dated August 27, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

1.	We note your disclosure of your “Business Strategy” beginning on page 13 of this filing. In future filings, please provide investors with a detailed discussion and analysis of how such strategy will impact your operating results, capital expenditures, and liquidity. Please include in such discussions disclosure regarding known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations. Please tell us what this disclosure will look like. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future annual filings the Company intends to include disclosure, to the extent relevant and appropriate under the circumstances at the time of such disclosure, in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” that might read something like the following:

The Company’s objective is to increase profitability, cash flow and revenue while enhancing our position as a leading manufacturer, marketer and distributor of branded consumer products “used in and around the home” and “home away from home.” The Company’s strategy for achieving these objectives includes the following key elements:

•	further penetrate existing distribution channels by leveraging our strong existing customer relationships and attracting new customers;

•	leverage our strong brand names, customer relationships and proven capacity for innovation to develop new products and product extensions in each of our major product categories;

•	pursue strategic acquisitions;

•	gradually expand international revenues to approximately 50% of total revenue;

•	expand margins through operating efficiencies and the realization of synergies from our supply chain, distribution and production costs;

•	take advantage of cross-channel opportunities by using each business’ geographic strength to support expansion of affiliated businesses;

•	efficiently deploy working capital to enhance operating cash flow;

•	maintain capital expenditures at an annualized run rate in the range of approximately 2.0% - 2.5% of net sales; and

•	prudently and creatively access capital markets.

The Company believes its product innovations and product extensions will continue to drive sales growth in both new and existing customers while also expanding margins. Strategic acquisitions and continued geographic expansion, depending on overall market conditions, help supplement sales growth and product extensions. The Company believes savings from operational efficiencies from supply chain, distribution and production costs synergies will provide increased cash flow from operations.

The Company supplementally advises the Staff that that this sample disclosure is subject to considerable revision based upon changes in business, market and economic conditions. The Company will also, to the extent applicable, include in such discussion disclosure regarding any known trends or demands, commitments, events or uncertainties that would have or reasonably likely have a material impact on the Company’s liquidity or operations, as well as the current and potential future impact of such trends and events.

Results of Operations – Comparing 2013 to 2012, page 42

Reorganization Costs and Impairment Charges, page 43

2.	We note your disclosure here and throughout your filing of a strategic reorganization of several segments of your business. In future filings, please provide investors with a more detailed discussion and analysis of your reorganization process, the purposes of such process and its impact on your operating results, capital expenditures, and liquidity. Please tell us what this disclosure will look like.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that, as part of the Company’s overall strategy to increase operating efficiencies and profitability, the Company, from time to time, initiates reorganization plans to further integrate existing businesses or our acquisitions in order to rationalize our manufacturing and distribution platforms and overall cost structure. The reorganization costs associated with these plans primarily consist of headcount reductions and lease exit costs, but may also include other costs related to exit activities. Historically, the Company’s reorganization initiatives have not had a material impact on the Company’s operating results, capital expenditures, and liquidity.

The Company supplementally advises the Staff that, if the Company’s future reorganization initiatives materially affect the Company’s operating results, capital expenditures, liquidity or result in other significant operational trends, in future filings the Company will provide additional disclosure related to those trends, to the extent material.

Exhibit B

Jarden Corporation Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JARDEN CORPORATION

/s/ Alan W. LeFevre
Alan W. LeFevre
Executive Vice President - Finance and Chief Financial Officer